UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

IMH FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

449686 500
(CUSIP Number)

Michael T. Lees
JPMorgan Chase &Co.
383 Madison Avenue
New York, NY 10179
(212) 270-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 23, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 449686 500

1	NAMES OF REPORTING PERSONS
JPMorgan Chase & Co.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-2624438
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
10,696,467 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,696,467 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,696,467 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.83% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1)	Consists of shares of the Issuer’s common stock issuable upon conversion of 873,378 shares of Series B-1 Cumulative Convertible Preferred Stock, 5,595,148 shares of Series B-2 Cumulative Convertible Preferred Stock, 2,352,941 shares of Series B-3 Cumulative Convertible Preferred Stock and 1,875,000 shares of Series B-4 Cumulative Convertible Preferred Stock, in each case, held by JPMorgan Chase Funding Inc. Excludes 600,000 shares of the Issuer’s common stock issuable upon exercise of a warrant issued to JPMorgan Chase Funding Inc. on February 9, 2018, which warrant by its terms may not be exercised prior to February 9, 2021.
(2)	The percentage reflected is based on (i) 16,612,294 outstanding common shares (including Issuer’s Common Stock, Class B-1 Common Stock, Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock and Class C Common Stock), as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the Securities and Exchange Commission on May 15, 2020, plus (ii) 873,378 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (iii) 5,595,148 shares of Common Stock issuable upon conversion of the Series B-2 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (iv) 2,352,941 shares of Common Stock issuable upon conversion of the Series B-3 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (v) 1,875,000 shares of Common Stock issuable upon conversion of the Series B-4 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc.

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CUSIP No. 449686 50

1	NAMES OF REPORTING PERSONS
JPMorgan Chase Funding Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-3471824
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
10,696,467 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,696,467 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,696,467 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.83% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Consists of shares of the Issuer’s common stock issuable upon conversion of 873,378 shares of Series B-1 Cumulative Convertible Preferred Stock, 5,595,148 shares of Series B-2 Cumulative Convertible Preferred Stock, 2,352,941 shares of Series B-3 Cumulative Convertible Preferred Stock and 1,875,000 shares of Series B-4 Cumulative Convertible Preferred Stock, in each case, held by JPMorgan Chase Funding Inc. Excludes 600,000 shares of Issuer’s common stock issuable upon exercise of a warrant issued to JPMorgan Chase Funding Inc. on February 9, 2018, which warrant by its terms may not be exercised prior to February 9, 2021.
(2)	The percentage reflected is based on (i) 16,612,294 outstanding common shares (including Issuer’s Common Stock, Class B-1 Common Stock, Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock and Class C Common Stock), as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the Securities and Exchange Commission on May 15, 2020, plus (ii) 873,378 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (iii) 5,595,148 shares of Common Stock issuable upon conversion of the Series B-2 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (iv) 2,352,941 shares of Common Stock issuable upon conversion of the Series B-3 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (v) 1,875,000 shares of Common Stock issuable upon conversion of the Series B-4 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc.

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This Amendment No. 5 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on April 21, 2017, as amended and supplemented by Amendment No. 1 filed on February 9, 2018, by Amendment No. 2 filed on May 31, 2018, by Amendment No. 3 filed on September 27, 2019 and by Amendment No. 4 filed on October 24, 2019 (the “Original Schedule 13D” together with this Amendment No. 5, this “Schedule 13D”), by JPMorgan Chase & Co., a Delaware corporation (“JPMorgan Chase”), on behalf of itself and its wholly owned indirect subsidiary, JPMorgan Chase Funding Inc., a Delaware corporation (“JPM Funding”, and together with JPMorgan Chase, the “Filing Parties”) pursuant to a Joint Filing Agreement, dated as of April 21, 2017, a copy of which is filed as Exhibit 99.1 to the Original Schedule 13D. The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 2.

Identity and Background.

Item 2 of this Schedule 13D is hereby amended by deleting Schedule I and Schedule II to the Original Schedule 13D in their entirety and replacing them with Schedule I and Schedule II to this Amendment No. 5.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended to add the following information:

The funding for JPM to effect the transactions described in Item 4 come from working capital.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to add the following information:

As already reported in the Current Report on Form 8-K that was filed by the Issuer on July 23, 2020, (i) the Issuer, (ii) JPMorgan Chase Funding Inc. (“JPM”), (iii) Juniper Capital Asset Management, LLC, JCP Realty Partners, LLC (“JCP Realty”), Juniper NVM, LLC, and Juniper Investment Advisors, LLC (collectively, the “Juniper Parties”), and (iv) ITH Partners, LLC and Lawrence D. Bain (collectively, the “Bain Parties”) (the Issuer, the Juniper Parties and the Bain Parties, collectively, the “Principal Parties”) entered into a Restructuring Support Agreement (the “Restructuring Support Agreement”) on July 23, 2020. The Restructuring Support Agreement contemplates agreed-upon terms for a pre-arranged plan of reorganization (the “Plan”) under chapter 11 of title 11, United States Code (the “Bankruptcy Code”) in a case (the “Bankruptcy Case”) commenced by the Issuer on July 23, 2020 in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), in furtherance of the Restructuring Term Sheet dated June 11, 2020 (the “Restructuring Term Sheet”) from the Issuer to JPM and JCP Realty (such transactions described in, and in accordance with the Restructuring Support Agreement and the Restructuring Term Sheet, the “Restructuring Transactions”) which, among other things, contemplates that the Issuer will be reorganized upon the effective date of such Plan in accordance with the terms and conditions thereof.

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The Restructuring Support Agreement provides for, among other things, the following Restructuring Transactions with respect to JPM’s interest in the Issuer:

●	The Company obtaining a senior secured super-priority debtor-in-possession financing facility in the approximate amount of $10.15 million or such other amount as may be consistent with the Budget (as defined in the Restructuring Support Agreement) (the “DIP Facility”), which amount includes an interim debtor-in-possession financing request of up to $1.9 million, to be provided by JPM to the Company.
●	Subject to the satisfaction of customary conditions precedent for a loan of this nature, including, but not limited to, the entry by the Bankruptcy Court of an order in the Bankruptcy Case confirming the Plan pursuant to Section 1129 of the Bankruptcy Code, in form and substance satisfactory to JPM, the Company and JPM entering into a senior secured financing facility (the “Exit Facility”) in an amount up to $71.0 million to (i) fund the Company’s obligations under and effectuate the Plan; (ii) refinance the DIP Facility; and (iii) to fund the Company’s ongoing obligations and working capital requirements after the effective date of the Plan. The approximate amount of the Exit Facility shall be reduced on a dollar-for-dollar basis to the extent that the Company’s obligations with respect to a secured loan in the principal amount of $37.0 million made by MidFirst Bank to L’Auberge de Sonoma, LLC are the subject of a restructuring on terms and conditions acceptable to JPM in its sole discretion on the effective date of the Plan, or are otherwise not required to be satisfied by the Issuer as general unsecured claims pursuant to the Plan.
●	JPM receiving 100% of the new common stock of the Reorganized Company, on the effective date of the Plan, in full and final satisfaction of all Preferred Stock held by JPM, with aggregate redemption value of $71,300,347, in full and final satisfaction, settlement, release, and discharge of, and in exchange of, such Preferred Stock and any and all related claims or other rights.
●	The Restructuring Support Agreement includes certain covenants on the part of the Issuer and the other Principal Parties, including that the Principal Parties other than the Issuer vote in favor of the Plan and otherwise facilitate the Restructuring Transactions. The Restructuring Support Agreement may also be terminated by each party upon the occurrence of certain events.
●	The foregoing description is a summary and is qualified in its entirety by reference to the Restructuring Support Agreement which is referenced as Exhibit 1 hereto and incorporated herein in its entirety by this reference in response to this Item 4.
Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 is incorporated herein by reference.

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(a) and (b)

Upon the effective date of the Plan, JPM will become the sole owner of the Issuer.

(c)       None.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Items 3, 4 and 5 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.
Exhibit 1	Restructuring Support Agreement, dated July 23, 2020, by and among the Issuer, JCP Realty Partners, LLC, Juniper NVM, LLC, and certain other beneficial holders and other parties signatory thereto (incorporated by reference to Exhibit 10.2 attached to the Current Report on Form 8-K that was filed by the Issuer on July 23, 2020).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2020

JPMorgan Chase & Co.

By:	/s/ Michael T. Lees
Name:	Michael T. Lees
Title:	Attorney-in-Fact

JPMorgan Chase Funding Inc.

By:	/s/ Simon B. Burce
Name:	Simon B. Burce
Title:	Executive Director

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SCHEDULE I

Directors and Executive Officers of the Filing Parties

Set forth below is the name and present principal occupation or employment of each director and executive officer of JPMorgan Chase & Co. and JPMorgan Chase Funding Inc. The business address of each of the directors and executive officers is c/o JPMorgan Chase & Co., 383 Madison Avenue, New York, NY, 10179, except for as follows: the business address for Daniel E. Pinto is 25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom; the business address for Peter L. Scher is 601 Pennsylvania Avenue NW, Washington, DC, 20004; the business address for David M. Alexander, Patrick Dempsey and James M. Collins is 4 Chase Metrotech Center, Brooklyn, NY, 11245; the business address for Robbin D. Schulsohn is 4 New York Plaza, New York, NY, 10004. Each person listed below is a citizen of the United States, except Ashley Bacon, who is a citizen of the United Kingdom, and Daniel E. Pinto, who is a citizen of Argentina.

Directors and Executive Officers of JPMorgan Chase & Co.

Name	Present Principal Occupation

Linda B. Bammann	Independent Director of JPMorgan Chase & Co. and Retired Deputy Head of Risk Management of JPMorgan Chase & Co.

Stephen B. Burke	Independent Director of JPMorgan Chase & Co. and Chairman of NBCUniversal, LLC and NBCUniversal Media, LLC
Todd A. Combs	Independent Director of JPMorgan Chase & Co. and Investment Officer of Berkshire Hathaway Inc.
James S. Crown	Independent Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of Henry Crown and Company
Timothy P. Flynn	Independent Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of KPMG
Mellody Hobson	Independent Director of JPMorgan Chase & Co. and Co-CEO of Ariel Investments, LLC

Michael A. Neal	Independent Director of JPMorgan Chase & Co. and Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer of GE Capital
Lee R. Raymond Virginia M. Rometty	Lead Independent Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation Independent Director of JPMorgan Chase & Co. and Executive Chairman of IBM
James Dimon	Director, Chairman of the Board and Chief Executive Officer
Ashley Bacon	Chief Risk Officer
Lori A. Beer	Chief Information Officer
Mary Callahan Erdoes	CEO, Asset & Wealth Management
Stacey Friedman	General Counsel
Marianne Lake	CEO, Consumer Lending
Robin Leopold	Head of Human Resources
Douglas B. Petno	CEO, Commercial Banking
Jennifer A. Piepszak	Chief Financial Officer
Daniel E. Pinto	Co-President, Co-Chief Operating Officer and CEO, Corporate & Investment Bank
Peter L. Scher	Head of Corporate Responsibility, Chairman of the Mid-Atlantic Region
Gordon A. Smith	Co-President, Co-Chief Operating Officer and CEO, Consumer & Community Banking

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Directors and Executive Officers of JPMorgan Chase Funding Inc.

Name	Present Principal Occupation

David M. Alexander	Director of JPMorgan Chase Funding Inc. and Managing Director of JPMorgan Chase Bank, N.A.
Joseph A Ferraiolo	Director of JPMorgan Chase Funding Inc. and Executive Director of J.P. Morgan Securities LLC
Dawn L. Lee Lum	Director of JPMorgan Chase Funding Inc. and Executive Director of JPMorgan Chase Bank, N.A.
Patrick Dempsey	Director, Chairman and President of JPMorgan Chase Funding Inc. and Managing Director of JPMorgan Chase Bank, N.A.
James M. Collins	Chief Financial Officer of JPMorgan Chase Funding Inc. and Managing Director of J.P. Morgan Securities LLC
Robbin D. Schulsohn	Chief Legal Officer of JPMorgan Chase Funding Inc. and Managing Director of JPMorgan Chase Bank, N.A.

Adrienne D. Finkley	Secretary of JPMorgan Chase Funding, Inc.

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SCHEDULE II

On May 20, 2015, JPMorgan Chase announced settlements with the U.S. Department of Justice (“DOJ”) and the Federal Reserve relating to the JPMorgan Chase’s foreign exchange (FX) trading business. Under the DOJ resolution, JPMorgan Chase entered a plea of guilty to a single antitrust violation and agreed to pay a fine of $550 million. Judgment consistent with the terms of the plea agreement was entered on January 10, 2017. Under the resolution with the Federal Reserve, JPMorgan Chase has agreed to a fine of $342 million and has agreed to the entry of a Consent Order. The settlements also call for certain remedial actions.

On December 18, 2015, JPMorgan Chase Bank, N.A. (“JPMCB”) and JPMorgan Securities LLC (“JPMS”) entered into a settlement agreement with the Securities and Exchange Commission (“SEC”) to resolve civil charges regarding disclosures to clients concerning conflicts associated with the Firm’s sale and use of proprietary products, such as J.P. Morgan mutual funds, in the Firm’s wealth management businesses, and the U.S. Private Bank’s disclosures concerning the use of hedge funds that pay placement agent fees to JPMorgan Chase broker-dealer affiliates. On the same day, JPMCB entered into a settlement agreement with the Commodity Futures Trading Commission (“CFTC”) resolving civil charges based on certain of the same conduct. The settlement was comprised of a $127.5 million fine, $127.5 million in disgorgement, and $11.8 million in prejudgment interest to the SEC: $40 million fine to CFTC and $60 million disgorgement (offset by the SEC disgorgement).

On February 29, 2016, JPMorgan Chase and the Indiana Secretary of State, Securities Division (the “Division”) entered into a Consent Agreement to resolve the Division’s investigation into JPMorgan Chase’s residential mortgage backed securities business for the period from 2005 to 2008. The Division alleged that JPMorgan Chase’s conduct was outside the standards of honesty and ethics generally accepted in the securities trade and industry. On March 1, 2016, the Division entered an Order to Adopt the Consent Agreement.

On November 17, 2016, JPMorgan Chase entered into a settlement with the SEC under which JPMorgan Chase, without admitting or denying the allegations, consented to the entry of an order (the “Order”) that finds that JPMorgan Chase violated Sections 13(B)(2)(A), 13(B)(2)(B) and 30A of the Exchange Act. The Order finds that JPMorgan Chase violated the Anti-Bribery provisions of the federal securities laws by corruptly providing valuable internships and employment to relatives and friends of foreign government officials (“Referral Hires”) in order to assist JPMorgan Chase in retaining and obtaining business. In addition, the Order finds that JPMorgan Chase violated the books and records provisions and the internal accounting controls provisions of the Foreign Corrupt Practices Act (“FCPA”) in conjunction with certain Referral Hires. The Order directs JPMorgan Chase to cease-and-desist from committing or causing any violations and any future violations of the above-enumerated statutory provisions. Additionally, the Order required JPMorgan Chase to pay a total of $105,507,668 in disgorgement and prejudgment interest of $25,083,737, which was paid on November 27, 2016. In addition, JPMorgan Chase was ordered to comply with certain undertakings, including reporting to the SEC staff periodically, at no less than nine-month intervals during a three-year term, the status of JPMorgan Chase’s remediation and implementation of compliance measures relating to FCPA and applicable anti-corruption laws, and certifying that JPMorgan Chase has made a good faith effort to comply with the undertakings.

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JPMorgan Chase entered into another settlement on November 17, 2016 related to the same conduct referenced in the immediately preceding paragraph. JPMorgan Chase entered into a settlement with the Board of Governors of the Federal Reserve System (“FRB”) resulting in the FRB issuing an order (the “FRB Order”). The FRB Order directs JPMorgan Chase to cease-and-desist such conduct and to pay a civil money penalty of $61,932,500 which was paid on November 17, 2016. In addition, the FRB Order requires JPMorgan Chase to take the following steps: (a) submit an acceptable written plan, and timeline for implementation, to improve senior management’s oversight of JPMorgan Chase’s firm-wide compliance risk management program with regard to compliance with applicable U.S. laws and regulations and applicable internal policies and procedures in connection with the firm’s hiring of candidates who were referred, directly or indirectly, by foreign government officials and existing or prospective commercial clients (“Referral Hiring Practices”); (b) submit an acceptable written plan, and timeline for implementation, to enhance the effectiveness of JPMorgan Chase’s firm-wide compliance risk management program with regard to the oversight and implementation of anti-bribery processes and procedures in connection with the firm’s Referral Hiring Practices; and (c) submit an acceptable written plan, and timeline for implementation, to enhance the effectiveness of JPMorgan Chase’s compliance with internal policies and procedures as well as applicable U.S. laws and regulations in its Referral Hiring Practices.

In addition to the above matters, the Filing Parties are defendants or putative defendants in numerous legal proceedings, including private civil litigations and regulatory/government investigations. The litigations range from individual actions involving a single plaintiff to class action lawsuits with potentially millions of class members. Investigations involve both formal and informal proceedings, by both governmental agencies and self-regulatory organizations. These legal proceedings are at varying stages of adjudication, arbitration or investigation, and involve each of the Filing Party’s lines of business and geographies and a wide variety of claims (including common law tort and contract claims and statutory antitrust, securities and consumer protection claims), some of which present novel legal theories. Based on current knowledge, the Filing Parties believe they have asserted meritorious defenses to the claims asserted against them in their currently outstanding legal proceedings, intends to defend themselves vigorously in all such matters and do not believe that any pending legal proceeding would have a material effect on the Filing Parties’ performance of the services contemplated. For further discussion, please refer to JPMorgan Chase’s publicly-filed disclosures, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC and other regulatory reports, which descriptions are hereby incorporated by reference.

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